UNITED STATES OF AMERICA

                                 BEFORE THE SECURITIES AND EXCHANGE COMMISSION


--------------------------------------------
                                             :
              In the Matter of               :
                                             :
      OHIO VALLEY ELECTRIC CORPORATION       :        CERTIFICATE OF
               Piketon, Ohio                 :        NOTIFICATION
                                             :        NO. 3
                 (70-10160)                  :
                                             :
Public Utility Holding Company Act of 1935   :
-------------------------------------------- :


        THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 30, 2003, made short-term note borrowings from banks during the calendar quarter ended September 30, 2004, as summarized in Exhibit A.
         This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                        OHIO VALLEY ELECTRIC CORPORATION



                     By: /s/ David L. Hart
                         --------------------------------------------
                           Vice President

Dated:  October 11, 2004

                                  EXHIBIT A


SHORT
TERM
DEBT   ISSUE   MATURITY        INTEREST   PRINCIPAL                 MATURITY
TYPE   DATE     DATE     DAYS  RATE %     BORROWED     INTEREST     VALUE
 BL  08/04/04  02/04/05  184   3.1875  45,000,000.00  773,125.00  45,733,125.00
 BL  08/04/04  02/04/05  184   3.1875   5,000,000.00   81,458.33   5,081,458.33